
12:36
Kevin Harrington
Original Shark on Shark Tank
Brian Urlacher
NFL Hall Of Fame
2000 Bowman Chrome #178 Brian Urlacher Refractors
Published
RAW
$100 - $185
View Ludex Pricing Report
View eBay Listing

INVEST IN **LUDEX**

AI powered app transforming the $44 billion sports and trading cards industry

ludex.com Chicago, IL

Technology | Marketplace | Female Founder | B2C | Mobile Apps

Highlights

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

1. In 14 months, we have had a 1300% increase in revenue and 700% increase in paying members

2. Cash flow positive projected by Q3 2024

3. In 14 months, we have had over 1 million app downloads and over 90 million trading cards scanned

4. UPDATE: Q1 '24 was our best quarter ever! Since Q4: downloads: +22%, $ rev: +80%, paying subs: +53%

5. During the same period, our monthly active users increased from 7K to over 240K

6. Top rated app: 4.7 stars with over 13,000 reviews on Apple and Google app stores

7. Partnerships with the trading card industry's largest companies: eBay, Fanatics, TikTok, and Topps

8. Executive team has scaled and exited previous businesses for $1.2 billion

Featured Investors



Kevin Harrington

Invested $25,000

Follow

Syndicate Lead

Original Shark from Shark Tank, the creator of the infomercial, pioneer of the As Seen on TV brand, produced more than $6 billion in sales

"Throughout my career, I have seen so many different investment opportunities, but

when I met Brian and Heather, I knew their company had great potential and was uniquely positioned in an antiquated industry. Ludex represents exactly the type of investments I pursue. They have the cutting edge technology, a passionate and exceptional team, and they have already shown incredible traction in the market. I couldn't be more excited about partnering with them!"



Brian Urlacher

Follow

Pro Football Hall of Fame 2018 NFL- Chicago Bears 2000-2013, Investor, Advisor, and Entrepreneur.

"I've known Brian Ludden for many years, and when he approached me about the business early on, I knew it had great potential. I think what Ludex has now created has exceeded my expectations, and I cannot be more excited about the future of what we are creating. It is truly game changing."



Umair Khan

Follow

Seasoned Venture Capitalist from Silicon Valley, an MIT Alumni and Founding Partner at Mentors Fund. Umair has founded several companies in mobile apps, gaming, and the education industry and has over 20 industry patents.

"It is always exciting to find a startup that has discovered an unmet need in a large market and has the right team to offer a winning solution. The Ludex team understands their users because they themselves are collectors/sports fans, they think obsessively about how to make their users happy, and they have shown the resilience and perseverance needed to rise and succeed in challenging times, not just when the going is easy. Truly a collectors item!"



Cassius Marsh

Follow

NFL football player (Seahawks, 49ers, Steelers, Bears). Advisor & Investor. Founding Partner at Cameo, CEO of Cash Cards Unlimited. Passionate collector and Hobby Influencer.

"To invest I need an idea that excites me, proven leadership and a big market that is primed for a tech play. Ludex checks all these boxes, and I couldn't be more excited

about where this company is heading in a rapid timeframe."



Chris Happ

Follow

Entrepreneur, CEO, Digital Leader, Investor, Advisor, and Board Member. Expertise in SaaS, Marketplaces, Cloud, Private Equity, Venture Capital and Information Security.

"I couldn't be more thrilled as Ludex embodies how investing in the convergence of AI and consumer passion projects can produce truly exponential returns. I have little doubt I backed a winner."



Steve Johnston

Follow

Expert as seen on History's Pawn Stars

"I'm a huge fan of Ludex. The app makes pricing cards and listing them incredibly easy. It's the number one tool I suggest to all card collectors out there. The app cut the research time down making me more productive. Do not hesitate to download Ludex and get started using this powerful tool."



Steve Mandell

Follow

Sports & Entertainment agent that specializes in representation, sponsorship, licensing and brand development. Steve has worked with prominent individuals in the areas of Sports, Television, Radio and Publishing and other high profile personalities.

"I'm most excited by Ludex vision - utilizing AI to educate and bring a wider audience to this growing market. I firmly believe backing the right blend of leadership talent, advanced technology, and passion for the problem delivers outsized returns."



Carlton Smith

Follow

Chairman of the Family Council for a prestigious 175-year-old $3B family company.

"After diving into their tech and business plan I realized Ludex was poised to completely transform this stale industry. And the impressive early traction proves huge demand exists. I'm continually wowed by how the app empowers novices and experts alike to enhance their collecting experience."

Our Team



Brian Ludden CEO & Founder

Entrepreneur, inspirational leader, and pioneer. Brian is leveraging his breadth and depth of expertise at Ludex having built a worldwide proprietary algorithmic trading firm within the derivatives and option exchanges.



Heather Denniston President & Co-Founder

Seasoned executive with an expertise in human capital, strategy, operations with vast experience scaling growth companies. Heather's strategic acumen plays a pivotal role in positioning Ludex as the leader in the collectibles industry.



Ryan Fischer Chief Technology & Product Officer

A technology professional and entrepreneur, with expertise in artificial intelligence and app development. Ryan has built teams across diverse industries, including blockchain technology, health services, E-Commerce, and financial services.



Jamie Greenlees Chief Commercial Officer

A former McKinsey consultant and professional athlete, with two decades of leadership expertise in business development, Jamie is a driving force behind the company's revenue growth and successful product commercialization within the collectibles industry



Nick Shin Chief Marketing Officer

Seasoned data driven marketer focused on user acquisition and retention. Nick's marketing approach is activating what can be measured and continuously

improving. Formerly at a tech startup as SVP, Digital Marketing and 10 years between GE and Synchrony.

When technology addresses an unmet demand, industries change forever creating a powerful investment opportunity.


Join the team that is revolutionizing the collectibles industry.
Ludex is the future of collecting...

Invest in the company that is bringing innovative tech to the $44b Sports and Trading Card industry. Ludex is doing something no one's ever done.


How do I collect? What do I have in my collection?
What is it worth? How do I make the most money?

Ludex solves the key issues in the industry today by **empowering, informing, and educating** collectors worldwide.


A market of this size without technology intervention presents a generational opportunity for growth.


Trading Card Market Growing At Rapid Pace
$19B - 2021
$44B - 2024
$98B - 2028
Source: Topps Buyback Blog

We knew that the collectible market was massive, addressable, and needed modernization. Ludex saw this opportunity and capitalized on it.

Ludex is the Future of the Trading Card Marketplace as it removes friction. Our **patent-pending AI** accurately identifies and values your collection in seconds allowing you to monetize what you have while keeping the experience fun and easy.


LUDEX
Faster - Easier - Better
4:53
MICHAEL JORDAN
1986 Fleer #57 Michael Jordan
RAW
$1,262 - $2,343
View Ludex Pricing Report
Add to Collection

Ludex AI does the hard work for you and delivers a superior user experience.

Ludex instantly identifies and organizes your entire collection. Then powerful machine learning algorithms assess market data to value your cards and deliver opportunities to buy, sell, or hold in real-time.


SCAN YOUR POKéMON
CARDS WITH LUDEX

Ludex supports the following categories: Pokémon, Magic the Gathering, baseball, basketball, football, hockey, soccer, UFC, wrestling, racing

Coming soon: Veefriends, Yu-Gi-Oh, Marvel, Star Wars, comic books, coins, stamps, pop culture, and more


We're poised to reach a $500m valuation by 2026

Forward-looking projections cannot be guaranteed.


StockX created billions in enterprise value for their investors
Ludex is to Collectibles as StockX is to Sneakers.

Since December 2022, Ludex's **revenue has increased over 1,300%** and our **user base has doubled every quarter**.

We've confirmed product-market fit and solved a real problem. We let our growth speak for us and we have raced past a million downloads in the past year.


Downloads
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
2023
2024
2025
2026
2027

Forward-looking projections cannot be guaranteed.

Ludex is addressing pent-up demand for a less expensive, more efficient and transparent way to transact.


At our current growth rate, we are headed for a valuation of an 8x multiple by 2026.

Forward-looking projections cannot be guaranteed.


Ludex Valuation


$800,000,000
$600,000,000
$400,000,000
$200,000,000
$0
2023
2024
2025
2026
2027
• 2023 - 1mm downloads
• 2024 - Marketplace launch
• 2025 - $1B GMV Collections
• 2026 - $50mm revenue

Forward-looking projections cannot be guaranteed.

Collectibles represent a massive worldwide market and Ludex is now in 130+ countries, bringing this revolution to all collectors.


Ludex brings collectors together worldwide

Our members already have over $250 million in their collections and that number is growing daily. **They are ready to buy and sell on the Ludex Marketplace arriving in Summer 2024.**

Ludex marketplace will be interactive, highly liquid, and take a competitive fee on every transaction leading to significant scale.


Scans
350m
300m
250m
200m
150m
100m
50m
0m
'23 Q4
'24 Q1
'24 Q4
'25 Q1
'25 Q4
GMV Collection($$$)
$1400m
$1200m
$1000m
$800m
$600m
$400m
$200m
$0m
'23 Q4
'24 Q1
'24 Q4
'25 Q1
'25 Q4

Forward-looking projections cannot be guaranteed.


Join our 150+ professional investors and
let's share in the success together


Urlacher Invests In Ludex
Ludexapp


00:41


The Story of Ludex
The Story Of Ludex
Watch later
Share
LUDEX
2000 Bowman Chrome #178 Brian Urlacher Refractors
Published
Watch on YouTube

Note: Memberships will be given within 30 days of close of campaign.